UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

CareGuide, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

14171A 10 1

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

•	Rule 13d-1(b)
Ý	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14171A 10 1

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Hickory Venture Capital Corporation 62-1228993
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Alabama
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,113,205*
	6.	Shared Voting Power
	7.	Sole Dispositive Power 10,113,205*
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,113,205
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.7%
12.	Type of Reporting Person (See Instructions) CO

* Consists of 9,071,540 shares of the issuer’s common stock and 208,333 shares of the issuer’s Series A Preferred Stock, each of which is convertible at the reporting person’s option into shares of common stock on a 5-for-1 basis.

Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer: CareGuide, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

4401 NW 124th Avenue

Coral Springs, FL 33065

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Hickory Venture Capital Corporation. The Common Stock of the Issuer (the “Stock”) which is the subject of this Schedule 13G is held directly by Hickory Venture Capital Corporation.

(b)	Address of Principal Business Office or, if none, Residence:

301 Washington Street, NW, Suite 301

Huntsville, AL 35801

(c)	Citizenship: Hickory Venture Capital Corporation is incorporated under the laws of the State of Alabama.

(d)	Title of Class of Securities:

Common Stock, $.01 par value per share

(e)	CUSIP Number: 14171A 10 1

Item 3.	Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned: 10,113,205
(b)	Percent of Class: 14.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 10,113,205
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 10,113,205
(iv)	Shared power to dispose or to direct the disposition of: 0

The percentage set forth above is based upon 67,538,976 shares of the Issuer’s common stock outstanding as of November 12, 2007, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2007.

Page 3 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of a Group:
Not applicable.
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

HICKORY VENTURE CAPITAL CORPORATION

By: /s/ J. Thomas Noojin
Name: J. Thomas Noojin
Title:	President

Page 5 of 5 Pages